Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Post-Effective Amendment No. 14 to Registration Statement No. 333-148414 to Form S-11 on Form S-3 of our report dated November 30, 2009, relating to the statement of revenues and certain operating expenses of The Gallery at NoHo Commons, a multifamily community located in Los Angeles, California, for the year ended December 31, 2008 (which report on the statement of revenues and certain operating expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement) appearing in the Current Report on Form 8-K/A of Behringer Harvard Multifamily REIT I, Inc. dated December 1, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas
September 20, 2011